Pricing Term Sheet Dated March 15, 2011	Filed pursuant to Rule 433 Issuer Free Writing Prospectus supplementing the Preliminary Prospectus Supplement dated March 14, 2011 and the Prospectus dated August 7, 2008 Registration No. 333-152351

RAIT Financial Trust

7.00% Convertible Senior Notes due 2031

The information in this pricing term sheet relates only to the offering of the Notes (as defined below) and should be read together with the preliminary prospectus supplement, dated March 14, 2011 (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and the related base prospectus, dated August 7, 2008, included in the Registration Statement (File No. 333-152351), in each case, including the documents incorporated by reference therein. The information in this term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

The provisions set forth in the “Description of Notes” in the Preliminary Prospectus Supplement under the headings “—Conversion Rights—Conversion upon Satisfaction of the Sale Price Trigger,” “—Conversion Rights—Conversion upon Satisfaction of the Trading Price Trigger,” “—Conversion Rights—Conversion upon Notice of Redemption,” “—Conversion Rights—Conversion upon Specified Corporate Events,” “—Conversion Rights—Conversion During the Three Months Immediately Preceding April 1, 2016,” and “—Conversion Rights—Conversion on or After January 1, 2031,” and any related provisions (including, but not limited to, (a) the first and second sentences of the second paragraph on the cover page of the Preliminary Prospectus Supplement, (b) the first sentence, the five immediately succeeding bullets and the paragraph following such bullets opposite the caption “Conversion Rights” on page S-2 of the Preliminary Prospectus Supplement, (c) the third full risk factor on page S-10 of the Preliminary Prospectus Supplement, (d) the third full risk factor on page S-11 of the Preliminary Prospectus Supplement, (e) the first and second sentence in the “Description of Notes” in the Preliminary Prospectus Supplement under the heading “—Conversion Rights—General,” (f) the last sentence in the “Description of Notes” in the Preliminary Prospectus Supplement under the heading “—Conversion Rights—General” and (g) the phrase “or notice of a specified corporate transaction as described under ‘—Conversion upon Specified Corporate Events,’ in each case,” in the “Description of Notes” in the Preliminary Prospectus Supplement in the fourth bullet under the heading “—Events of Default”) are herby deleted. Notwithstanding anything to the contrary in the Preliminary Prospectus Supplement, the Notes (as defined below) will be freely convertible at the option of holders during the period beginning on, and including, the settlement date (as defined below) and ending at the close of business on the business day immediately preceding the maturity date (as defined below).

Issuer:	RAIT Financial Trust, a Maryland real estate investment trust (“RAIT”)

Ticker / Exchange:	RAS / The New York Stock Exchange (“NYSE”)

Title of securities:	7.00% Convertible Senior Notes due 2031 (the “Notes”)

Aggregate principal amount offered:	$100,000,000

Offering price:	The Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from March 21, 2011

Underwriting discounts and commissions:	5.00%

Over-allotment option:	$15,000,000 principal amount of Notes

Annual interest rate:	The Notes will bear interest at a rate equal to 7.00% per annum from March 21, 2011

NYSE Last Reported Sale Price on March 15, 2011:	$2.33 per common share of beneficial interest of RAIT (“Common Share”)

Conversion premium:	Approximately 10.0% above the NYSE Last Reported Sale Price on March 15, 2011

Initial conversion price:	Approximately $2.563 per Common Share

Initial conversion rate:	390.1677 Common Shares per $1,000 principal amount of Notes

Interest payment dates:	April 1 and October 1, commencing on October 1, 2011

Maturity date:	April 1, 2031

Reopening of the Notes offering:	We may, at any time, including immediately following pricing or closing of the initial offering of the Notes, and without the consent of the holders, reopen the indenture for the Notes and issue additional Notes under the indenture with the same terms as the Notes initially offered in an unlimited aggregate principal amount; provided that if the additional Notes are not fungible with the Notes initially offered for U.S. federal income tax purposes, the additional Notes will have a separate CUSIP number.

Sole book-runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-manager:	FBR Capital Markets & Co.

Trade date:	March 15, 2011

Settlement date:	March 21, 2011

CUSIP:	749227 AA2

ISIN:	US749227AA23

Use of proceeds:	RAIT estimates that the proceeds from the Notes offering will be approximately $94.5 million (or $108.7 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting fees and estimated offering expenses. RAIT intends to use approximately $75 million of the net proceeds from the Notes offering to repurchase a portion of its outstanding 6.875% Convertible Senior Notes due 2027, and the remainder of the net proceeds to repay indebtedness and for general trust purposes, including working capital.

Adjustment to conversion rate upon a make-whole fundamental change:	The table below sets forth the number of additional Common Shares, if any, to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” that occurs prior April 1, 2016 as described in the Preliminary Prospectus Supplement, based on the share price and effective date of the make-whole fundamental change.

	Share Price
Effective Date	$2.33	$2.50	$2.75	$3.00	$3.50	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00
March 21, 2011	39.0168	34.1918	28.3352	23.5751	16.3905	11.3781	7.8277	5.2868	2.3784	1.1284	0.4838	0.0449	0.0000
April 1, 2012	39.0168	32.0093	26.6378	22.2923	15.6845	10.9999	7.6138	5.1709	2.3551	1.1280	0.4912	0.0517	0.0000
April 1, 2013	39.0168	28.5834	23.7245	19.9385	14.2375	10.1623	7.1444	4.9228	2.2790	1.1244	0.4942	0.0542	0.0000
April 1, 2014	39.0168	23.9935	18.9170	15.6652	11.2052	8.0932	5.7844	4.0820	2.0583	1.0808	0.4893	0.0544	0.0000
April 1, 2015	39.0168	18.3535	12.3471	9.5143	6.7942	5.0732	3.8522	2.9726	1.8134	1.0498	0.4848	0.0496	0.0000
April 1, 2016	39.0168	9.8323	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

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If the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day year.

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If the share price is greater than $10.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

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If the share price is less than $2.33 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 429.1845, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

RAIT has filed a registration statement (including a prospectus dated August 7, 2008 and the related Preliminary Prospectus Supplement dated March 14, 2011) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents RAIT has filed with the SEC for more complete information about RAIT and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, RAIT, the underwriters or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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